UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

THE NASDAQ OMX GROUP, inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

631103108

(CUSIP Number)

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103108

1.	Names of Reporting Persons Investor AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 18,004,142

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 18,004,142

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,004,142

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%*

14.	Type of Reporting Person (See Instructions) OO

* Based on 176,186,830 outstanding Shares of the Issuer as of February 10, 2011, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2011.

CUSIP No. 631103108

1.	Names of Reporting Persons Duba AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 631103108
1.	Names of Reporting Persons Investor Trading AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 631103108

1.	Names of Reporting Persons Patricia Holding AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 18,004,142

	8.	Shared Voting Power

	9.	Sole Dispositive Power 18,004,142

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,004,142

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%*

14.	Type of Reporting Person (See Instructions) OO

* Based on 176,186,830 outstanding Shares of the Issuer as of February 10, 2011, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2011.

This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of The NASDAQ OMX Group, Inc., a Delaware corporation (the “Issuer”), and supplementally amends the initial statement on Schedule 13D, dated January 24, 2011, and Amendment No. 1 to Schedule 13D, dated February 9, 2011, filed by Investor AB, Duba AB and Investor Trading AB (each a “Reporting Person”) and Amendment No. 1 relating to the Shares (together, the “Initial Statement” and, together with this Amendment No. 2, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2. Identity and Background

Item 2 of this Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly on behalf of Investor AB, Duba AB, Investor Trading AB and Patricia Holding AB (each a “Reporting Person”).  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 5 hereto.  Patricia Holding AB, which holds the Shares reported in this Schedule 13D, is 100% owned and controlled by Investor AB.  Prior to March 7, 2011, such Shares were held by Investor Trading AB, which is 100% owned and controlled by Duba AB, which is 100% owned and controlled by Investor AB.

The address of each of the Reporting Persons is Arsenalsgatan 8C, S-103 32, Stockholm, Sweden.  Each of the Reporting Persons is organized under the laws of Sweden.  Investor AB is a publicly held limited liability company engaged principally in business as a diversified industrial holding company.  Each of Patricia Holding AB, Duba AB and Investor AB Trading is engaged principally in the business of making investments in securities.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of each of the Reporting Persons is set forth on Schedule A hereto.

During the last five years, none of the Reporting Persons has, and to the knowledge of the Reporting Person, no person named in Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

On March 7, 2011, Investor Trading AB transferred 18,004,142 Shares to Patricia Holding AB for no consideration.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)          Each of Patricia Holding AB and Investor AB may be deemed to be the beneficial owner of the 18,004,142 Shares held by Patricia Holding AB (approximately 10.2% of the total number of outstanding Shares based on 176,186,830 outstanding Shares of the Issuer as of February 10, 2011, as disclosed by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2011).  Each of Investor Trading AB and Duba AB may no longer be deemed to be the beneficial owner of any Shares.

(b)          Each of Patricia Holding AB and Investor AB may be deemed to have the sole power to direct the voting and disposition of the 18,004,142 Shares held by Patricia Holding AB.  Each of Investor Trading AB and Duba AB may no longer be deemed to have the power to direct the voting or disposition of any Shares.

(c)          Other than the transfer described in Item 3 hereof, to the best knowledge of the Reporting Persons, no transactions in the Shares have been effected since February 9, 2011, the date of Amendment No. 1 to Schedule 13D, by any of the Reporting Persons or any of the other entities or individuals named in response to Item 2 hereof.

(d)           To the best knowledge of the Reporting Person, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           As a result of the transfer described in Item 3 hereof, as of March 7, 2011, each of Investor Trading AB and Duba AB ceased to be a beneficial owner of more than 5% of the outstanding shares of Shares. Consequently, this is an exit filing for Investor Trading AB and Duba AB.

Item 7. Materials to Be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit 5	Joint Filing Agreement, dated as of March 10, 2011, by and among Investor AB, Duba AB, Investor Trading AB and Patricia Holding AB

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2011

INVESTOR AB

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Managing Director and General Counsel

By:	/s/ Johan Bygge
Name:	Johan Bygge
Title:	Chief Financial Officer

DUBA AB

By:	/s/ Johan Bygge
Name:	Johan Bygge
Title:	Chairman

By:	/s/ Anders Eckerwall
Name:	Anders Eckerwall
Title:	Director

INVESTOR TRADING AB

By:	/s/ Johan Bygge
Name:	Johan Bygge
Title:	Managing Director

By:	/s/ Anders Eckerwall
Name:	Anders Eckerwall
Title:	Director

PATRICIA Holding AB

By:	/s/ Anders Eckerwall
Name:	Anders Eckerwall
Title:	Managing Director

By:	/s/ Anna Troedsson Wiklander
Name:	Anna Troedsson Wiklander
Title:	Chairman

SCHEDULE A

Directors and Executive Officers of Investor AB

NAME/TITLE/CITIZENSHIP	PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Jacob Wallenberg Chairman (Sweden)	Chairman Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Gunnar Brock Director (Sweden)	Chairman Mölnlycke Health Care AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Sune Carlsson Director (Sweden)	Chairman Atlas Copco AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Börje Ekholm President and Chief Executive Officer (Sweden)	Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Sirkka Hamalainen Director (Finland)	Chairman Finnish National Opera	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Tom Johnstone Director (Great Britain)	CEO AB SKF	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Carola Lemne Director (Sweden)	CEO Praktikertjänst AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Grace Reksten Skaugen Director (Norway)	Chairman Entra Eiendom AS, Ferd Holding AS and Norwegian Institute of Directors	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
O. Griffith Sexton Director (United States)	Director Morgan Stanley	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Lena Treschow Torell Director (Sweden)	Chairman Euro-CASE, MISTRA and IVA	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Peter Wallenberg, Jr. Director (Sweden)	Chairman FAM and Grand Hôtel Holdings	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Johan Bygge Chief Financial Officer (Sweden)	Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Stephen Campe Head of Investor Growth Capital (United States)	President IGC USA	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Johan Forssell Head of Core Investments (Sweden)	Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Petra Hedengran Managing Director and General	Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden

Counsel (Sweden)
Lennart Johansson Head of Operating Investments (Sweden)	Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden

Directors and Executive Officers of Duba AB

NAME/TITLE/CITIZENSHIP	PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Anders Eckerwall Director (Sweden)	Vice President Finance Securities Administration, Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Johan Bygge Chairman (Sweden)	Chairman of Duba AB and CFO of Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Anna Troedsson Wiklander Director (Sweden)	Vice President, Finance Corporate Accounting, Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden

Directors and Executive Officers of Investor Trading AB

NAME/TITLE/CITIZENSHIP	PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Johan Bygge Managing Director (Sweden)	Managing Director of Investor Trading AB and CFO Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Börje Ekholm Chariman (Sweden)	Chairman of Investor Trading AB and CEO Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Anders Eckerwall Director (Sweden)	Vice President Finance Securities Administration Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Johan Forssell Director (Sweden)	Head of Core Investments Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden

Directors and Executive Officers of Patricia Holding AB

NAME/TITLE/CITIZENSHIP	PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Anna Troedsson Wiklander Chairman (Sweden)	Vice President, Finance Corporate Accounting, Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Anders Eckerwall Managing Director (Sweden)	Vice President Finance Securities Administration Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden
Louis De Geer Director	Legal Counsel, Investor AB	Investor AB, Arsenalsgatan 8C, S-103 32, Stockholm, Sweden

EXHIBIT INDEX

Exhibit 5	Joint Filing Agreement, dated as of March 10, 2011, by and among Investor AB, Duba AB, Investor Trading AB and Patricia Holding AB